UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 2 , 200 7

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

________________________________________________________________________________________________

1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

_________________________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [    ] Form 40-F [ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [    ] No [ X ]

C O M M U N I Q U É

JUVENILE

Cosco

Safety 1st

Maxi-Cosi

Bébé Confort

Baby Relax

Babidéal

Mon Bébé

Quinny

Bertini

Mother’s Choice

HOME FURNISHINGS

Ameriwood

Ridgewood

Adepta

Dorel Home Products

Cosco Home & Office

Dorel Asia

Carina

SystemBuild

Cosco Ability Care Essentials

Altra Furniture

RECREATIONAL / LEISURE

Pacific Cycle

Schwinn

GT

Mongoose

InSTEP

Playsafe

Roadmaster

EXCHANGE

TSX: DII.B, DII.A

CONTACT:

MaisonBrison/BarnesMcInerney

Rick Leckner

(514) 731-0000

Dorel Industries Inc.

Jeffrey Schwartz

(514) 934-3034

DOREL REPORTS SECOND QUARTER RESULTS

•

Juvenile performance enhanced by strong Europe results and Euro

•

Customer inventory reductions affects Home Furnishings

•

Recreational/Leisure has another strong quarter

Montreal, August 2, 2007 — Dorel Industries Inc. (TSX: DII.B DII.A) today released results for the second quarter ended June 30, 2007. Revenue was US$459.0 million, up 5.3% from US$435.9 million for the second quarter last year.  Net income for the period was US$10.8 million or US$0.32 per diluted share compared to US$17.9 million or US$0.55 per diluted share in 2006.  These figures include the costs associated with the previously announced restructuring activities at both Dorel Europe and Ameriwood, complete details of which are included within this press release.  Excluding these restructuring costs, adjusted net income for the second quarter was US$19.8 million or US$0.59 per diluted share versus US$18.1 million or US$0.55 per diluted share in 2006.

Revenue for the six months totaled US$914.7 million, compared to US$886.9 million a year ago. Year-to-date net income was US$38.8 million or US$1.17 per diluted share, compared to last year’s US$42.1 million or US$1.28 per diluted share. 2007 adjusted six month net income, excluding restructuring costs, was US$49.1 million or US$1.48 per diluted share. 2006 adjusted net income for the six months ending June 30 was US$42.6 million or US$1.30 per diluted share.

“Our earnings improvement over last year’s levels is attributed to our gains at both Dorel Europe and at Pacific Cycle. While we are pleased with those results, we are disappointed in the earnings at our Home Furnishings segment. Each of the divisions within this segment has challenges that they are dealing with. As such, our focus will continue to be on this segment. Finally, while the juvenile business in the United States is experiencing lower 2007 sales levels, key new products have been introduced and others will be launched later in the year that will help improve sales in 2008,” commented Dorel President and CEO, Martin Schwartz.

Restructuring Costs

Due to the restructuring costs incurred, the Company is including adjusted earnings figures in this press release that are considered non-GAAP financial measures, as it believes this permits more meaningful comparisons of its core business performance between the periods presented. Therefore the terms “adjusted earnings from operations”, “adjusted gross margin”, “adjusted net income” and “adjusted diluted earnings per share” should be considered as non-GAAP measures. Where applicable, the segmented results within this press release exclude restructuring costs and use the term “adjusted” when describing these results.

The European restructuring that was initiated in the fourth quarter of 2006 continued into 2007 and as such the second quarter includes pre-tax restructuring charges of US$3.8 million in the Juvenile segment. Year-to-date, these costs total US$5.9 million.  Since the inception of the plan, a total of US$9.9 million has been expensed out of the total expected cost of approximately US$15 million. As announced in May of 2007, Ameriwood planned to suspend operations at its Dowagiac, Michigan plant. This occurred in July and resulted in the Company recording a second quarter pre-tax restructuring charge of US$9.7 million, of which US$3.7 million is grouped in cost of sales. Of the total amount, US$9.5 million represents the write-down of building, equipment and inventory, a non-cash expense. The remaining US$0.2 million is mainly for employee severance and will be paid out over the course of the year. The total cost of the restructuring is expected to be US$11.5 million, the majority of which will be recorded in the current year.

For the quarter, the combined after-tax impact of these two restructuring initiatives is US$8.9 million or US$0.27 per diluted share. Year-to-date the amount is US$10.3 million or US$0.31 per diluted share. Note that 2006 did include some residual restructuring costs from the 2005 closure of an RTA furniture manufacturing plant which for the six month period totaled after-tax US$0.4 million, or US$0.02 per diluted share. A complete reconciliation of adjusted earnings to GAAP earnings is attached at the end of this press release.

Juvenile Segment

Led by another robust performance by Dorel Europe and the strong Euro, second quarter Juvenile segment revenues rose 9.6% to US$233.6 million from US$213.2 million last year. Adjusted earnings from operations increased 19.7% to US$23.7 million from US$19.8 million in the prior year. Six month revenue was up 6.7% to US$478.8 million from last year’s US$448.8 million. Adjusted earnings from operations rose 16.3% to US$57.7 million from US$49.7 million.

Revenue at Dorel Europe increased 17.5% for the quarter and 21.0% year-to-date. Organic revenue growth in Europe, excluding the benefit of a stronger Euro in 2007, was 9.6% in the quarter and 12.0% year-to-date. An important contributor to the growth in Europe was sales of car seats and strollers under the Quinny and Maxi brands, with especially strong results in the United Kingdom, Germany and Eastern Europe.

Revenue in North America was down 3.0% for the quarter and 7.9% year-to-date.  DJG USA’s revenues declined by 7.7% in the quarter and are 13.7% behind last year’s six month sales levels. Offsetting this is Dorel Distribution Canada which had a solid second quarter. Dorel Australia, the Company’s newest division, was profitable during the quarter and management is pleased with the progress being made in selling Dorel’s complete set of brands through this division.

Home Furnishings Segment

Second quarter Home Furnishings revenue decreased 12.0% to US$105.6 million from US$120.1 million, while adjusted earnings from operations increased 16.8% to US$5.7 million from US$4.9 million. Year-to-date revenues were US$228.2 million, down 10.1% from last year’s US$253.8 million. Adjusted earnings from operations were US$8.1 million, down 18.5% from the US$9.9 million recorded a year ago. Included in the 2007 second quarter earnings figure is an insurance recovery of US$2.2 million. This amount is the final portion of a claim settlement related to the Company’s business interruption insurance policy. The amount received was for additional production costs incurred due to a lack of board supply following a mid-2006 fire at one of the Company’s primary suppliers of particle board.

A number of the divisions within the segment were adversely affected as two major customers attempted to lower their on-hand quantities of furniture inventory.  Ameriwood and Dorel Asia were the most affected by these customers reducing their order levels in the quarter. Despite their lower sales levels, Ameriwood adjusted gross margins and earnings did improve in the second quarter and are ahead of last year for the six months ending June 30. Excluding restructuring costs and the US$2.2 million insurance recovery recorded in the second quarter, earnings at Ameriwood were flat with last year, with revenues being lower by almost 10%.

Due to lower revenues, Dorel Asia’s earnings were also lower in the quarter and year-to-date earnings are approximately 15% below last year.  While Dorel Home Products (DHP) was also moderately affected by the customer inventory reductions, second quarter sales were almost 50% higher than the prior year, rebounding from a very slow first quarter.  As a result year-to-date earnings are now behind last year’s by 14% as opposed to the first quarter shortfall of almost 70%. Despite higher sales, earnings at Cosco Home & Office were affected by a less profitable sales mix. A large proportion of lower margin items are being sold and continuing legal fees related to its on-going claim against a major international law firm have hampered earnings. Year-to-date earnings are US$4.9 million behind last year’s figures.

Recreational/Leisure Segment

Pacific Cycle’s second quarter revenue was up 16.7% to US$119.8 million from US$102.6 million a year ago. Earnings from operations jumped 132.7% to US$13.9 million from US$6.0 million. For the six months, revenue totaled US$207.7 million, up 12.7% from US$184.3 million, while earnings from operations rose 57.6% to US$21.1 million, compared to US$13.4 million last year.  The segment has broadened its product line in 2007, but the majority of the revenue growth in 2007 is due to improved bicycle sales to both new and existing customers. A portion of the significant earnings improvement in 2007 is due to the fact that the second quarter of 2006 included a US$3.5 million reserve that was taken at that time on specific bicycle inventory.

Bicycle sales were up substantially with strong sell-through at a number of large retailers. Sales to the independent bicycle dealer network also increased over the second quarter last year. Response to the new Schwinn electric bike, first shipped earlier this year, has been better than expected. Sales of motor scooters are progressing with the dealer network now numbering around 350 on the way to a forecast of 500 for the year. The ride-on category, formerly with Juvenile, is doing well with a specific team dedicated to this product line.

Taxes

The Company’s year-to-date tax rate is 16.4%, within the expected range of 14% to 18%. The Company’s tax rate can vary widely from quarter to quarter given its multi-jurisdictional nature and the impact of changes within certain jurisdictions in a particular period. The current quarter tax rate of 35.8%, which is higher than is typical for Dorel, was due to the re-assessment of prior year’s taxes at certain divisions, as well as adjustments made by other divisions to bring their tax rates in line with revised full year expectations. For the balance of the year, the tax rate is expected to return to less than 20%.

Cash flow

Cash flow improved over 2006 with year-to-date cash flow from operations increasing to US$50.4 million, up from last year’s US$44.1 million. This increase was realized despite lower pre-tax earnings as the majority of the restructuring costs incurred in 2007 were non-cash items. Year-to-date capital expenditures, comprising fixed assets, deferred development costs and intangible assets, total US$15.6 million in 2007, consistent with 2006 spending of US$13.9 million.

Outlook

Expectations remain that organic revenue growth will be modest in 2007, but that earnings improvements, excluding restructuring costs, will outpace revenue increases. In the Juvenile segment, given the progress at Dorel Europe and the strength of the Euro, revenue growth is expected to be in the high single digits. The Juvenile segment adjusted earnings from operations percentage is expected to remain at year-to-date levels.  Due to the furniture inventory reduction initiatives at some major customers, revenue in the Home Furnishings segment is now forecast to be less than 2006 levels.  The revenue decline that is now anticipated means adjusted earnings are not expected to exceed prior year levels for this segment.  The pace of both revenue and earnings increases in the Recreational/Leisure segment, will slow slightly over the second half. However based on the strong first half, this segment’s revenue and earnings will improve significantly over 2006 levels.

Conference Call

Dorel Industries Inc. will hold a conference call to discuss these results today, August 2, 2007 at 2:00 P.M. Eastern Time. Interested parties can join the call by dialling 1-800-589-8577. The conference call can also be accessed via live webcast at www.dorel.com , www.newswire.ca or www.q1234.com. If you are unable to call in at this time, you may access a tape recording of the meeting by calling 1-877-289-8525 and entering the passcode 21240579# on your phone. This tape recording will be available on Thursday, August 2, 2007 as of 4:00 P.M. until 11:59 P.M. on Thursday, August 9, 2007.

Complete financial statements will be available on the Company's website, www.dorel.com, and will be available through the SEDAR  websites.

Profile

Dorel Industries (TSX: DII.B, DII.A) is a global consumer products company engaged in the designing, manufacturing and marketing of a diverse portfolio of powerful consumer brands, sold through its Juvenile, Home Furnishings, and Recreational/Leisure segments. Headquartered in Montreal and with significant operations in the United States and Europe, Dorel employs approximately 4,700 people in 15 countries. Annual sales are US$1.8 billion and are made in over 60 countries worldwide.

US operations include Dorel Juvenile Group, which markets the Cosco and Safety 1st brands as well as Eddie Bauer and Disney Baby licensed products; Ameriwood Industries, which markets ready-to-assemble furniture products under the Ameriwood, Carina, SystemBuild, Altra Furniture and Ridgewood brands; Cosco Home & Office, which markets home/office products under the Cosco brand and Samsonite license as well as home healthcare products under the Cosco Ability Essentials and Adepta brands; and Pacific Cycle, which markets several brands including Schwinn, Mongoose, GT, InSTEP, Playsafe and Roadmaster. In Canada, Dorel operates Dorel Distribution Canada, Ridgewood Industries and Dorel Home Products. Dorel Europe markets juvenile products throughout Europe, under the Bébé Confort, Maxi-Cosi, Quinny, Safety 1st, Babidéal, Mon Bébé and Baby Relax brands. Dorel Asia sources and imports home furnishings products. Dorel is the majority owner of IGC Dorel Pty Ltd, a manufacturer and distributor of juvenile products in Australia, whose two principal brands are Bertini and Mother’s Choice. Dorel also has eight offices in China, headquartered in Shanghai, which oversee the sourcing, engineering and logistics of the Company’s Asian supplier chain.

Caution Concerning Forward-Looking Statements

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of Dorel Industries Inc. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. The business of the Company and these forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ from expected results. Important factors which could cause such differences may include, without excluding other considerations, increases in raw material costs, particularly for key input factors such as particle board and resins; increases in ocean freight container costs; failure of new products to meet demand expectations; changes to the Company’s effective income tax rate as a result of changes in the anticipated geographic mix of revenues; the impact of price pressures exerted by competitors, and settlements for product liability cases which exceed the Company’s insurance coverage limits. A description of the above mentioned items and certain additional risk factors are discussed in the Company’s Annual MD&A and Annual Information Form, filed with the securities regulatory authorities in Canada and the U.S. The risk factors outlined in the previously mentioned documents are specifically incorporated herein by reference. The Company’s business, financial condition, or operating results could be materially adversely affected if any of these risks and uncertainties were to materialize.  Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

DOREL INDUSTRIES INC.

CONSOLIDATED BALANCE SHEET

ALL FIGURES IN THOUSANDS OF US $

	as at	as at
	June	December
	30, 2007	30, 2006
	(unaudited)	(audited)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$ 55,992	$ 25,925
Accounts receivable	300,142	294,731
Income tax receivable	5,618	8,264
Inventories	329,417	326,540
Prepaid expenses	9,871	9,652
Future income taxes	35,675	29,046
	736,715	694,158

PROPERTY, PLANT AND EQUIPMENT	135,202	142,002
INTANGIBLE ASSETS	263,412	261,966
GOODWILL	507,499	501,356
OTHER ASSETS	28,934	27,924
	$ 1,671,762	$ 1,627,406

LIABILITIES
CURRENT LIABILITIES	$ 4,917	$ 3,733
Bank indebtness	310,269	326,915
Accounts payable and accrued liabilities	18,212	10,742
Income tax payable	4,175	-
Dividends payable	-	605
Balance of sale payable	62,929	7,832
Current portion of long-term debt	400,502	349,827

LONG-TERM DEBT	313,217	375,135
PENSION & POST-RETIREMENT BENEFIT OBLIGATIONS	20,611	20,370
FUTURE INCOME TAXES	73,858	74,833
OTHER LONG-TERM LIABILITIES	8,083	7,719

SHAREHOLDERS' EQUITY
CAPITAL STOCK	177,271	162,555
CONTRIBUTED SURPLUS	8,425	6,061
RETAINED EARNINGS	597,448	567,020
ACCUMULATED OTHER COMPREHENSIVE INCOME	72,347	63,886
	855,491	799,522
	$ 1,671,762	$ 1,627,406

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF INCOME

ALL FIGURES IN THOUSANDS OF US $, EXCEPT PER SHARE AMOUNT

	Second Quarter ended		Six months ended

	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Sales	$ 452,975	$ 429,403	$ 903,134	$ 874,294

Licensing and commission income	6,060	6,511	11,570	12,644

TOTAL REVENUE	459,035	435,914	914,704	886,938

EXPENSES
Cost of sales	349,095	341,741	693,597	691,657
Selling, general and administrative expenses	65,040	57,684	125,859	110,134
Depreciation and amoritization	10,124	9,144	19,668	18,070
Research and development costs	1,880	2,252	4,488	4,533
Restructuring costs	9,755	-	11,881	-
Interest on long-term debt	6,011	7,486	12,559	15,260
Other interest	239	60	239	203
	442,144	418,367	868,291	839,857

Income before income taxes	16,891	17,547	46,413	47,081

Income taxes	6,046	(389)	7,629	4,964

NET INCOME	$ 10,845	$ 17,936	$ 38,784	$ 42,117

EARNINGS PER SHARE
Basic	$0.32	$0.55	$1.17	$1.28
Diluted	$0.32	$0.55	$1.17	$1.28

SHARES OUTSTANDING
Basic - weighted average	33,397,192	32,860,228	33,174,177	32,859,722
Diluted - weighted average	33,399,633	32,860,490	33,197,047	32,859,883

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF COMPRHENSIVE INCOME

ALL FIGURES IN THOUSANDS OF US $

	Second Quarter ended		Six months ended

	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

NET INCOME	$ 10,845	$ 17,936	$ 38,784	$ 42,117

OTHER COMPREHENSIVE INCOME:
Net change in unrealized foreign currency gains
on translation of net investments in self-
sustaining foreign operations, net tax of nil	4,986	17,091	8,461	24,498

COMPREHENSIVE INCOME	$ 15,831	$ 35,027	$ 47,245	$ 66,615

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF COMPRHENSIVE INCOME

ALL FIGURES IN THOUSANDS OF US $

	Six months ended

	June 30, 2007	June 30, 2006
	(unaudited)	(unaudited)

CAPITAL STOCK
Balance, beginning of period	$ 162,555	$ 162,503
Issued under stock option plan	14,716	42
Balance, end of period	177,271	162,545

CONTRIBUTED SURPLUS
Balance, beginning of period	6,061	3,639
Stock-based compensation	2,364	1,247
Balance, end of period	8,425	4,886

RETAINED EARNINGS
Balance, beginning of period	567,020	478,155
Net income	38,784	42,117
Dividends on common shares	(8,352)	-
Dividends on deferred share units	(4)	-
Balance, end of period	597,448	520,272

ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance, beginning of period	63,886	28,145
Other comprehensive income	8,461	24,498
Balance, end of period	72,347	52,643

TOTAL SHAREHOLDERS' EQUITY	$ 855,491	$ 740,346

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

ALL FIGURES IN THOUSANDS OF US $

	Second quarter ended		Six months ended

	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net Income	$ 10,845	$ 17,936	$ 38,784	$ 42,117
Items not involving cash:
Depreciation and amortization	10,124	9,144	19,668	18,070
Amortization of deferred financing costs	56	38	98	436
Future income taxes	(5,724)	(2,046)	(8,922)	(694)
Stock based compensation	1,536	630	2,360	1,247
Pension and post-retirement defined benefit plan	124	361	874	966
Restructuring activities	12,608	(134)	14,722	(400)
Loss (gain) on disposal of property, plant, and	(101)	(6)	(110)	25
equipment
	29,468	25,923	67,474	61,767
Changes in non-cash balances related to operations:
Accounts receivable	17,874	37,486	(814)	28,351
Inventories	(7,578)	(32,973)	953	(32,565)
Prepaid expenses	1,546	1,508	(169)	151
Accounts payable, accruals and other liabilities	9,031	3,137	(26,937)	(9,699)
Income taxes	8,327	(2,450)	9,926	(3,922)
	29,200	6,708	(17,041)	(17,684)

CASH PROVIDED BY OPERATING ACTIVITIES	58,668	32,631	50,433	44,083

FINANCING ACTIVITIES
Bank indebtedness	(272)	766	1,025	(939)
Long-term debt	(7,812)	(27,564)	(14,396)	(18,721)
Dividends on common shares	(4,177)	-	(4,177)	-
Issuance of capital stock	-	17	14,698	34
CASH USED IN FINANCING ACTIVITIES	(12,261)	(26,781)	(2,850)	(19,626)

INVESTING ACTIVITIES
Acquisition of subsidiary companies	(594)	-	(2,764)	(4,946)
Additions to property, plant and equipment - net	(4,220)	(4,059)	(8,387)	(7,530)
Deferred development costs	(4,303)	(2,085)	(6,620)	(3,928)
Funds held by ceding insurer	-	(32)	-	(57)
Intangible assets	(465)	(874)	(583)	(2,399)
CASH USED IN INVESTING ACTIVITIES	(9,582)	(7,050)	(18,354)	(18,860)

Effect of exchange rate changes on cash	657	602	838	643

NET INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS	37,482	(598)	30,067	6,240

Cash and cash equivalents, beginning of period	18,510	19,183	25,925	12,345

CASH AND CASH EQUILVALENTS, END OF PERIOD	$ 55,992	$ 18,585	$ 55,992	$ 18,585

DOREL INDUSTRIES INC.

INDUSTRY SEGMENTED INFORMATION

FOR THE SECOND QUARTER ENDED JUNE 30 (Unaudited)

ALL FIGURES IN THOUSANDS OF US $

	Total		Juvenile		Home Furnishings		Recreational/Leisure
	2007	2006	2007	2006	2007	2006	2007	2006
Total Revenue	$ 459,035	$ 435,914	$ 233,607	$ 213,191	$ 105,643	$ 120,079	$ 119,785	$ 102,644
Cost of sales	349,095	341,741	161,946	150,955	92,026	104,140	95,123	86,646
Selling, general and administrative	58,379	52,349	38,658	33,642	9,312	8,951	10,409	9,756
Depreciation and amortization	10,101	9,120	8,163	7,202	1,601	1,656	337	262
Research and development costs	1,880	2,252	1,122	1,580	758	672	-	-
Restructuring costs	9,755	-	3,758	-	5,997	-	-	-
Earning from Operations	29,825	30,452	$ 19,960	$ 19,812	$ (4,051)	$ 4,660	$ 13,916	$ 5,980
Interest	6,250	7,546
Corporate expenses	6,684	5,359
Income taxes	6,046	(389)

Net income	$ 10,845	$ 17,936

Earnings per Share
Basic	$0.32	$0.55
Diluted	$0.32	$0.55

Reconciliation to non-GAAP financial measures
Earnings from Operations as above	$ 29,825	$ 30,452	$ 19,960	$ 19,812	$ (4,051)	$ 4,660	$ 13,916	$ 5,980
Restructuring costs	9,755	-	3,758	-	5,997	-	-	-
Restructuring costs in cost of sales	3,750	218	-	-	3,750	218	-	-
Adjusted earnings from Operations	43,330	30,670	$ 23,718	$ 19,812	$ 5,696	$ 4,878	$ 13,916	$ 5,980
Interest	6,250	7,546
Corporate expenses	6,684	5,359
Income taxes - as above	6,046	(389)
Income taxes on restructuring costs	4,590	78
Adjusted net income	$ 19,760	$ 18,076

Adjusted Earnings per Share
Basic	$0.59	$0.55
Diluted	$0.59	$0.55

DOREL INDUSTRIES INC.

INDUSTRY SEGMENTED INFORMATION

FOR SIX MONTHS ENDED JUNE 30 (Unaudited)

ALL FIGURES IN THOUSANDS OF US $

	Total		Juvenile		Home Furnishings		Recreational/Leisure
	2007	2006	2007	2006	2007	2006	2007	2006
Total Revenue	$ 914,704	$ 886,938	$ 478,834	$ 448,814	$ 228,196	$ 253,806	$ 207,674	$ 184,318
Cost of sales	693,597	691,657	329,034	318,982	198,621	221,133	165,942	151,542
Selling, general and administrative	113,761	100,386	73,453	62,881	20,563	18,662	19,745	18,843
Depreciation and amortization	19,624	18,025	15,573	14,203	3,207	3,305	844	517
Research and development costs	4,488	4,533	3,040	3,091	1,448	1,442	-	-
Restructuring costs	11,881	-	5,884	-	5,997	-	-	-
Earning from Operations	71,353	72,337	$ 51,850	$ 49,657	$ (1,640)	$ 9,264	$ 21,143	$ 13,416
Interest	12,798	15,463
Corporate expenses	12,142	9,793
Income taxes	7,629	4,964

Net income	$ 38,784	$ 42,117

Earnings per Share
Basic	$1.17	$1.28
Diluted	$1.17	$1.28

Reconciliation to non-GAAP financial measures
Earnings from Operations as above	$ 71,353	$ 72,337	$ 51,850	$ 49,657	$ (1,640)	$ 9,264	$ 21,143	$ 13,416
Restructuring costs	11,881	-	5,884	-	5,997	-	-	-
Restructuring costs in cost of sales	3,750	682	-	-	3,750	682	-	-
Adjusted earnings from Operations	86,984	73,019	$ 57,734	$ 49,657	$ 8,107	$ 9,946	$ 21,143	$ 13,416
Interest	12,798	15,463
Corporate expenses	12,142	9,793
Income taxes - as above	7,629	4,964
Income taxes on restructuring costs	5,339	240
Adjusted net income	$ 49,076	$ 42,559

Adjusted Earnings per Share
Basic	$1.48	$1.30
Diluted	$1.48	$1.30

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President and Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Executive Vice-President,

 Chief Financial Officer

August 2, 2007